EXHIBIT 99.1

Valneva to Present on Chikungunya at Several Leading Scientific Conferences

Saint-Herblain (France), October 21, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, announces today that members of its senior leadership team will present datasets on the world’s first and only approved chikungunya vaccine, IXCHIQ®, at several leading scientific conferences during the fourth quarter of 2024.

At the International Society of Vaccines Annual Congress taking place in Seoul, South Korea, Valneva will present on the two-year antibody persistence and safety data of its single-dose chikungunya vaccine in adults aged 18 years and above today at 5:00 pm Korea Standard Time (KST). The Company will also display a poster at the event complementing the presentation.

At the American Society of Tropical Medicine and Hygiene (ASTMH) 2024 Annual Meeting in New Orleans, Louisiana, Valneva will hold a presentation on the pivotal Phase 3 six-month safety and immunogenicity data of its single-dose chikungunya vaccine in adolescents in Brazil on November 16, 2024, at 11:15 am Central Daylight Time (CDT). The Company will also display four posters: “Chikungunya: Ongoing Dose-Response, Safety, and Immunogenicity Phase 2 Trial of Single-dose Live-attenuated Vaccine (VLA1553) in Children aged 1 to 11 years”, “Modelling of 5 Year Antibody Persistence after Vaccination with Live Attenuated Chikungunya Vaccine VLA1553 (IXCHIQ®)”, “The Global Health Burden of Chikungunya from 2011 to 2020: A Model-Driven Analysis on the Impact of an Emerging Vector-Borne Disease” and “Predicting Chikungunya in Miami: Outbreak Impact and Effectiveness of Vaccine Intervention with IXCHIQ®”.

Finally, during the International Society for Pharmacoeconomics and Outcomes Research (ISPOR) European Congress taking place November 17 - 20, 2024 in Barcelona, Spain, Valneva will present a poster on the cost-effectiveness of IXCHIQ® vaccination in Puerto Rico.

About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years.1
In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas.2 Between 2013 and 2023, more than 3.7 million cases were reported in the Americas3 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem.4

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 https://jvi.asm.org/content/jvi/88/20/11644.full.pdf
2 https://cmr.asm.org/content/31/1/e00104-16
3 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2023 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 01 Aug 2023.
4 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)